February 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Julia Griffith

Re:	Professional Holding Corp. — Request for Acceleration
Registration Statement on Form S-1 (as amended)
File No. 333-235822

Dear Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Professional Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on Thursday, February 6, 2020, or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Gustav L. Schmidt of Gunster, Yoakley & Stewart, P.A. to orally modify or withdraw this request for acceleration. Please contact Mr. Schmidt at (954) 468-1373 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

PROFESSIONAL HOLDING CORP.

/s/ Daniel R. Sheehan
Name:	Daniel R. Sheehan
Title:	Chairman & Chief Executive Officer